
July 8, 2011

VIA E-mail
Mr. J.C. Stefan Spicer
President
Central Fund of Canada Limited
Hallmark Estates, #805
1323-15th Avenue S.W.
Calgary, Alberta T3C 0X8, Canada

> **Re:** **Central Fund of Canada Limited**
> **Form 40-F**
> **Filed December 22, 2010**
> **File No. 001-09038**

Dear Mr. Spicer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant